SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT No. 3)

                             Ashland Coal, Inc.
                              (Name of issuer)

                                Common Stock
                       (Title of class of securities)

                                 043906 10 6
                               (CUSIP number)

                            James G. Stephenson
                            Vice President - Law
                                Ashland Inc.
                             1000 Ashland Drive
                             Russell, KY 41169
                               (606) 329-3333
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              January 2, 1997
          (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

         Check the following box if a fee is being paid with the statement. ____ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                    Page 2 of 7 pages
CUSIP No.  043906 10 6     13D


1        NAME OF REPORTING PERSONS       Ashland Inc.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  61-0122250

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                  N/A                                         (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS   00       (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                      10,233,190 shares of Common Stock*
      BENEFICIALLY                 (See Items 1 and 5)
       OWNED BY
         EACH                  8    SHARED VOTING POWER
       REPORTING                        0
     PERSON WITH
                               9    SOLE DISPOSITIVE POWER
                                    10,233,190 shares of Common Stock*
                                    (See Items 1 and 5)

                              10    SHARED DISPOSITIVE POWER
                                        0

11       AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,233,190 shares of Common Stock* (See Items 1 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              56.5% of the shares of Common Stock*   (See Items 1 and 5)


                                                    Page 3 of 7 pages

14       TYPE OF REPORTING PERSON
              CO





* Includes shares of Common Stock obtainable through the conversion of the Class B Preferred Stock into Common Stock before August 18, 1998.

                                                    Page 4 of 7 pages

                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D

Item 1.  Security and Issuer
         Ashland Inc. ("Ashland") currently owns 7,481,290 shares of Common Stock ("Common Stock"), par value $.01 per share, of Ashland Coal, Inc. ("Ashland Coal"), an increase of 206,681 shares of Common Stock since Amendment No. 2 to Form 13-D was filed. Ashland also owns 150 shares of Class B Preferred Stock of Ashland Coal. Each share of Class B Preferred is presently convertible into 18,346 shares of Common Stock. This conversion rate increases to 19,596 shares of Common Stock on August 18, 1998 and to 20,846 shares of Common Stock on August 18, 2003. Carboex International, Inc. ("Carboex") owns 100 shares of Class C Preferred Stock which has the same conversion rights as Class B Preferred Stock.
         Ashland Coal is a Delaware corporation with its principal executive offices located at 2205 Fifth Street Road, Huntington, West Virginia 25771.

Item 2.  Identity and Background
         (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 1000 Ashland Drive, Russell, KY 41169. Ashland is a large U.S. independent refiner and independent crude oil gatherer and marketer; a regional retail marketer of gasoline and merchandise; and a motor oil and automotive chemical marketer in the U.S. and other countries. In addition, Ashland is a large distributor of chemicals and plastics in North America; a supplier of specialty chemicals worldwide; a large U.S. highway contractor; and a producer of natural gas and crude oil. Ashland also has equity positions in Ashland Coal and Arch Mineral Corporation ("Arch Mineral"), both U.S. coal producers.
         The executive officers and directors of Ashland and their principal occupations are shown on the attached Schedule I. The business address of each executive officer is shown on Schedule I. Each director's business address is Ashland Inc., c/o Office of the Secretary, 1000 Ashland Drive, Russell, KY 41169.

                                                    Page 5 of 7 pages
         (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)      Each executive officer and director is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration
         Ashland has its shares of Common Stock and Class B Preferred Stock enrolled in Ashland Coal's Dividend Reinvestment Plan ("DRIP"). Under the DRIP, the dividends Ashland receives on its Ashland Coal Common Stock and Class B Preferred are used to purchase additional shares of Ashland Coal Common Stock in open market purchases. Since Amendment No. 2 to Form 13-D was filed, Ashland has acquired 206,681 shares of Ashland Coal Common Stock through the DRIP.

Item 4.  Purpose of Transaction
         Ashland acquired the additional Common Stock for investment purposes. Currently, Ashland has elected five of its executive officers to Ashland Coal's Board of Directors and has sufficient voting power to elect at least one additional director to Ashland Coal's Board.
         Ashland Coal and Arch Mineral have announced that they have resumed discussions of options for combining their businesses and operations. Ashland has announced that it will continue to encourage such discussions. However, there can be no assurances that these discussions will result in a combination of the companies. Outside of these discussions, Ashland has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Ashland Coal or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Ashland Coal or any of its subsidiaries; (c)

                                                    Page 6 of 7 pages

any change in the present Board of Directors or Management of Ashland Coal other than as described above; (d) any material change in the present capitalization or dividend policy of Ashland Coal; (e) any other material change in Ashland Coal's business or corporate structure; (f) changes in Ashland Coal's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ashland Coal by any person; (g) causing a class of securities of Ashland Coal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of Ashland Coal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to any of those enumerated above. Ashland currently anticipates that it will continue to acquire shares of Ashland Coal Common Stock through the Ashland Coal DRIP and may, if it believes favorable circumstances are presented, purchase other shares of Common Stock or Preferred Stock of Ashland Coal from time to time.

Item 5.  Interest in Securities of the Issuer
         Ashland currently owns 7,481,290 shares of Common Stock which constitutes 41.3% of the voting power of Ashland Coal. Ashland also owns 150 shares of Class B Preferred Stock which is currently convertible to 2,751,900 shares of Common Stock. Assuming such conversion, Ashland would be deemed to own a total of 10,233,190 shares of Common Stock which would constitute a total of 56.5% of the voting power of Ashland Coal. Ashland has sole voting and disposition power over its shares of Common Stock and Class B Preferred Stock.
         During the past 60 days, Ashland purchased 43,962 shares of Common Stock through Ashland Coal's DRIP. Other than this transaction, no other transaction in Ashland Coal Common Stock was undertaken by Ashland.

                                                    Page 7 of 7 pages

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
         Pursuant to a Restated Shareholders Agreement (the "Shareholders Agreement") among Ashland, Carboex International, Inc. ("Carboex") and Ashland Coal, Carboex has a right of first refusal to purchase any of Ashland's shares of Ashland Common Stock or Class B Preferred Stock which Ashland proposes to sell to a third-party in response to a bona fide offer and Ashland has a right of first refusal to purchase any of Carboex's shares of Common Stock or Class C Preferred Stock which Carboex proposes to sell to a third-party in response to a bona fide offer. In addition, if the right of first refusal is not exercised, the Shareholders Agreement nevertheless requires Carboex's consent for Ashland to sell its Common Stock or Class B Preferred Stock and Ashland's consent for Carboex to sell its Common Stock or Class C Preferred Stock, which consent in either case can not be unreasonably withheld.

Item 7.  Material to be Filed as Exhibits
         None





                                 SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                January 2, 1997
                                       --------------------------------
                                                     (Date)

                                       /s/ James G. Stephenson
                                       --------------------------------
                                       James G. Stephenson
                                       Vice President - Law of Ashland Inc.

                                Schedule I


                     DIRECTORS AND EXECUTIVE OFFICERS
                                    OF
                               ASHLAND INC.
               PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES



    DIRECTORS                                   PRINCIPAL OCCUPATION*

Jack S. Blanton            Chairman of the Board of Houston Endowment, Inc.,
                           and  Director  and  President  of Eddy  Refining
                           Company, Houston, Texas

Thomas E. Bolger           Chairman of the Executive Committee of the Board
                           of  Bell  Atlantic  Corporation,   Philadelphia,
                           Pennsylvania

Samuel C. Butler           Partner of Cravath, Swaine & Moore, Attorneys,
                           New York, New York

Frank C. Carlucci          Chairman of the Board of the Carlyle Group,
                           Washington, D.C.

Paul W. Chellgren          Chief Executive Officer and President of
                           Ashland Inc., Ashland, Kentucky

James B. Farley            Retired Chairman and Current Trustee of
                           Mutual of New York, New York

Edmund B. Fitzgerald       Managing Director of Woodmont Associates,
                           Nashville, Tennessee

Ralph E. Gomory            President of the Alfred P. Sloan Foundation,
                           New York, New York

John R. Hall               Chairman of  the Board of Ashland Inc.,
                           Ashland, Kentucky

Mannie L. Jackson          Majority owner and Chairman of the Harlem
                           Globetrotters, International

    DIRECTORS                                   PRINCIPAL OCCUPATION*


Patrick F. Noonan          Chairman of the Board of The Conservation
                           Fund, Arlington, Virginia

Jane C. Pfeiffer           Management Consultant, Greenwich, Connecticut

James R. Rinehart          Business and Labor Consultant, Hiram, Ohio

Michael D. Rose            Chairman of the Board of Promus Hotel
                           Corporation, Memphis, Tennessee

William L. Rouse, Jr.      Investments, Naples, Florida

Dr. Robert B. Stobaugh     Professor, Harvard Business School,
                           Boston, Massachusetts




*  For business addresses, see Item 2.

EXECUTIVE OFFICERS                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
------------------                ----------------                            --------------------

John R. Hall                      P.O. Box 391                                Chairman of the Board
                                  Ashland, KY  41114

Paul W. Chellgren                 P. O. Box 391                               Chief Executive Officer and
                                  Ashland, KY  41114                          President

James R. Boyd                     P. O. Box 391                               Senior Vice President and
                                  Ashland, KY  41114                          Group Operating Officer

John A. Brothers                  Ashland Chemical Company,                   Senior Vice President and
                                   a Division of Ashland Inc.                 Group Operating Officer
                                  P.O. Box 2219
                                  Columbus, OH  43216

J. Marvin Quin                    P. O. Box 391                               Senior Vice President and
                                  Ashland, KY  41114                          Chief Financial Officer

Thomas L. Feazell                 P. O. Box 391                               Senior Vice President,
                                  Ashland, KY  41114                          General Counsel and
                                                                              Secretary

Robert E. Yancey, Jr.             P. O. Box 391                               Senior Vice President and
                                  Ashland, KY 41114                           President, Ashland
                                                                              Petroleum Company, a
                                                                              Division of Ashland Inc.

Harry M. Zachem                   P. O. Box 391                               Senior Vice President,
                                  Ashland, KY  41114                          External Affairs

David J. D'Antoni                 Ashland Chemical Company,                   Senior Vice President;
                                  a Division of Ashland Inc.                  President, Ashland
                                  P. O. Box 2219                              Chemical Company, a
                                  Columbus, OH  43216                         Division of Ashland Inc.

John F. Pettus                    P. O. Box 14000                             Senior Vice President;
                                  Lexington, KY  40512                        President, SuperAmerica
                                                                              Group, a Division of
                                                                              Ashland Inc.


EXECUTIVE OFFICERS                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
------------------                ----------------                            --------------------

Charles F. Potts                  APAC, Inc.                                  Senior Vice President;
                                  3340 Peachtree Rd., NE                      President, APAC, Inc.
                                  Tower Place
                                  Atlanta, GA  30326

G. Thomas Wilkinson               14701 St. Mary's Lane                       Senior Vice President;
                                  Houston, TX  77079                          President, Ashland
                                                                              Exploration, Inc.

James J. O'Brien                  P.O. Box 1400                               Vice President; President,
                                  Lexington, KY 40512                         The Valvoline Company, a
                                                                              Division of Ashland Inc.

John W. Dansby                    P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President; Treasurer

Kenneth L. Aulen                  P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President; Controller

Philip W. Block                   P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President

Fred E. Lutzeier                  P. O. Box 391                               Auditor
                                  Ashland, KY  41114

